Exhibit 11
Exhibit 11


SEVENTH GENERATION, INC.
Calculation of Shares Used In Determining Net Loss Per Common Share


					    Three Months Ended September 30,
					     1996                      1995
Weighted Average Shares Outstanding
During the Period                              2,428,791           2,428,791